EDGAR CORRESPONDENCE
COMMENTS RECEIVED ON 08/26/2025
FROM KEN ELLINGTON
N-14 FILED ON 08/22/2025
Ladies and Gentlemen:
This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “SEC staff”) provided by Mr. Ken Ellington of the Division of Investment Management with respect to Davis New York Venture Fund, Inc.’s (the “Registrant”) filing of the Information Statement/Prospectus on Form N-14 (Accession No. 0000071701-25-000046).
Set forth below are the SEC staff’s verbal comments in bold, together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.
  Please define the terms “Acquiring Fund” and “Target Fund” in the N-14.
  While “Acquiring Fund” and “Target Fund” are defined in the Form N-14 Statement of Additional Information dated October 6, 2025, we will also include the definitions in the first instance of the use of these terms within the Form N-14.
  The date of the fees and expenses in the fee table for the Target Fund is June 30, 2025, and for the Acquiring Fund, is April 30, 2025. Please confirm that the fees presented in the fee tables are still current. See item 3 of Form N-14.
  We confirm that the fees presented in the fee tables are still current.
  The date of the capitalization table is May 31, 2025. Please confirm that there are no material changes to the Funds’ balance sheets that should be reflected in the capitalization table.
  We confirm that there are no material changes to the Funds’ balance sheets that should be reflected in the capitalization table.
  The fee waiver for Class A of the Acquiring Fund appears to be in effect for less than one full year. Please remove the effect of the fee waiver from the fee table and the expense examples or extend the waiver for at least one year from the effective date of the Funds' registration statement.
  The Advisor has extended the waiver for Davis International Fund until March 1, 2027.
  Please disclose the dollar amount of any capital loss carryforwards that are available for the Target Fund.
  Form N-14 does not require disclosure of the specific dollar amount of any capital loss carryforward. In any event, there are no anticipated capital loss carryforwards available for the Target Fund. The Target Fund is expected to pay out income and capital gains prior to the reorganization. At 10/31/24, Acquiring Fund had $50,231,082 of short- and long-term capital loss carryforwards. If not utilized prior to the reorganization, Target Fund shareholders will benefit.
  Disclosure in the N-14 states that changes may be made to the Acquired Funds’ portfolio in advance of the reorganization. Please disclose the following:
    An estimate of the percentage of the Acquired Fund that is expected to be sold in connection with the reorganization.
    The portfolio transaction costs that are expected to be generated as a result of these trades.
    The estimated impact to shareholders regarding capital gains distributions including per share amounts.
  Form N-14 does not require specific disclosure regarding investments to be sold in connection with a reorganization. In any event, it is not anticipated that any of the Acquired Fund will be sold in connection with the reorganization as the portfolios of the Target Fund and the Acquiring Fund are substantially similar.
  See above response to comment 6a. This is not applicable.
  See above response to comments 5 and 6a. This is not applicable.
  Please confirm in correspondence and disclosure in the N-14 that the Acquiring Fund will be the accounting survivor once the reorganization is completed.
We confirm that the Acquiring Fund will be the accounting survivor once the reorganization is completed and that the following disclosure will be added to the Form N-14:
“The Acquiring Fund will be the accounting survivor.”
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
Davis New York Venture Fund, Inc.
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary